Exhibit 99.2

UNAUDITED INTERIM
REPORT FOR THE SIX
MONTHS ENDED
JUNE 30, 2017

INDEX

Management report		2

1.	Main events in the first half of 2017	2

2.	Financial highlights	2

3.	Risk factors and forward-looking statements	3

4.	Operational and financial outlook	4

Statement of the Board of Directors		5

Unaudited condensed consolidated interim financial statements		6

1.	Unaudited condensed consolidated interim statement of financial position	6

2.	Unaudited condensed consolidated interim statement of profit and loss and other comprehensive income	7

3.	Unaudited condensed consolidated interim statement of cash flows	8

4.	Unaudited condensed consolidated interim statement of changes in equity	9

5.	Notes to the unaudited condensed consolidated interim financial statements	10

Report of the statutory auditor		26

MANAGEMENT REPORT

1.                 MAIN EVENTS IN THE FIRST HALF OF 2017

•                  Dosed first patients with ARGX-113 in two Phase 2 proof-of-concept studies for treatment of myasthenia gravis (MG) and primary immune thrombocytopenia (ITP).

•                  Reached 50% enrollment in Phase 2 clinical trial of ARGX-113 in myasthenia gravis (MG). The double-blind, placebo-controlled Phase 2 study is enrolling up to 24 MG patients with confirmed generalized muscle weakness.

•                  Launched Phase 2 study of ARGX-110 as a monotherapy in relapsed/refractory cutaneous T-cell lymphomas (CTCL) patients. This follows the initiation of a Phase 1/2 study of ARGX-110 in combination with azacitidine in newly diagnosed acute myeloid leukemia (AML) patients in December 2016.

•                  Presented updated data from Phase 1b expansion study of ARGX-110 in patients with CTCL at the International Conference of Malignant Lymphoma (ICML). Data continue to show evidence of clinical and/or biological anti-tumor activity across different CTCL subtypes and different disease stages.

•                  Met safety endpoints in the Phase 1 clinical trial of ARGX-111. Complete data set presented from ARGX-111 Phase 1b study in patients with advanced cancers over-expressing the MET protein at Best of ASCO Asia 2017 (Singapore).

•                  Announced that Staten Biotechnology exercised its exclusive option to license ARGX-116, an anti-ApoC3 SIMPLE AntibodyTM with therapeutic potential in dyslipidemia. This collaboration stems from our Innovative Access Program.

•                  Announced collaboration with Broteio Pharma to develop therapeutic antibody for severe autoimmune diseases, representing the latest success for our Innovative Access Program.

•                  Received first of two preclinical milestone payments from AbbVie under our collaboration for ARGX-115, triggering a $10 million payment from AbbVie.

•                  Continued collaboration with Shire AG to discover and develop novel human therapeutic antibodies to address diverse rare and unmet diseases. Our strategic partnership with Shire was extended for another year, until May 30, 2018.

•                  Received second preclinical milestone payment sin collaboration with LEO Pharma for ARGX-112. argenx is responsible for conducting ARGX-112 research and development activities up to a first filing by LEO Pharma for clinical trial application (CTA) approval.

•                  Announced that Dr. J de Koning and E. Castaldi, who remains the CFO of argenx, resigned from the Board of Directors and Msc. A.A. Rosenberg was appointed to the Board of Directors and as a member of our audit committee.

•                  Raised approximately €102 million ($115 million) of gross proceeds (before underwriter discounts and commissions and offering expenses) with Nasdaq initial public offering (IPO) in the United States of 6,744,750 American Depositary Shares (ADSs), at a price to the public of $17.00 per ADS. This includes the full exercise of the underwriters’ option to purchase additional ADSs.

2.                 FINANCIAL HIGHLIGHTS

•                  Operating income was €23.9 million for the six months ended June 30, 2017, compared to €7.0 million for the six months ended June 30, 2016. The increase in operating income in 2017 results primarily from (i) the deferred revenue recognized from the collaboration agreement signed with AbbVie in April 2016 and (ii) the milestone payments received in the first half of 2017 from AbbVie and LEO Pharma.

•                  Research and development expenses were €25.6 million for the six months ended June 30, 2017, compared to €11.3 million for the six months ended June 30, 2016. The increase is primarily related to the advancement of the clinical development of ARGX-113 and ARGX-110 and other preclinical and discovery-stage product candidates.

•                  General and administrative expenses were €5.0 million for the six months ended June 30, 2017, compared to €3.1 million for the six months ended June 30, 2016. The increase primarily resulted from higher personnel expenses, office costs and consulting fees incurred to support our growth and prepare argenx to become and operate as a Nasdaq-listed company.

•                  Financial results were primarily attributable to unrealized exchange rate losses on our cash and current financial assets position in USD due to the unfavorable fluctuation of the USD exchange rate in six months ended June 30, 2017.

•                  The Group generated a total comprehensive loss of €8.2 million for the six months ended June 30, 2017, compared to a total comprehensive loss of €7.4 million for the six months ended June 30, 2016.

•                  On June 30, 2017, the Group’s cash, cash equivalents and current financial assets increased to €173.4 million, compared to €96.7 million on December 31, 2016 and €108.7 million on June 30, 2016. The significant increase in the Group’s cash, cash equivalents and current financial assets is explained by argenx’s U.S. IPO on Nasdaq in May 2017.

3.                 RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx SE (the Company) makes concerning the intended results of its strategy; its financial condition, results of operation and business outlook; the costs of complying with laws, regulations and significant accounting policies; the sufficiency of its cash, cash equivalents and current financial assets; and the momentum of its product candidate pipeline as well as the advancement of, and anticipated clinical development and regulatory milestones and plans related to, and data readouts for, argenx’s product candidates and preclinical and clinical trials. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance.

The Company’s business and results of operations are subject to numerous risks, uncertainties and other factors that may interfere with its business objectives, and its actual results may differ materially from those predicted as a result of various important factors, including the Company’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s product candidates; the Company’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; the Company’s limited operating history; and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. In addition to those described herein, a further list and description of these risks, uncertainties and other risks can be found in the Company’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to the Company’s U.S. IPO filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, (the Prospectus) as well as subsequent filings and reports filed by the Company with the SEC. Some of these risks relate to the

Company’s operational processes, while other relate to its business environment. Any of these risks, uncertainties and other factors could have a material adverse effect on the Company’s business, financial condition or results of operations and could cause the trading price of the Company’s ordinary shares listed on Euronext and/or its American Depositary Shares listed on Nasdaq to decline substantially. For a detailed description of the risks defined, please refer to the Company’s Annual Report for the fiscal year ended December 31, 2016, as supplemented by the description of risks factors in the prospectus on Form F-1 dated May 17, 2017, with the U.S. Securities and Exchange Commission (the Prospectus), pp. 15–75.

4.                 OPERATIONAL AND FINANCIAL OUTLOOK

The first half of 2017 has been a period of momentous growth for argenx. The Company completed its U.S. IPO on Nasdaq, which not only broadened its U.S. shareholder base, but also provided it with additional capital to further develop its two lead drug candidates and evaluate strategic collaborations to expand its pipeline. argenx plans to continue its ongoing R&D and clinical activities with the advancement of its lead products ARGX-113 and ARGX-110 toward establishing clinical proof of efficacy. Two clinical studies were launched across these lead programs which leaves argenx well-positioned with one ongoing Phase 1/2 trial and three ongoing Phase 2 trials. The Company remains encouraged by ARGX-113, which is progressing in both MG and ITP studies, and by ARGX-110, which continues to show encouraging signs of biological activity and a promising safety profile in CTCL patients and which is also being tested in a combination trial in newly diagnosed AML patients. Under its existing industrial collaborations with AbbVie, LEO Pharma, Bird Rock Bio and Shire, the Company also continues to deliver in-line with its R&D plans. Through the wholly-owned and partnered programs, argenx is driving its mission forward to develop differentiated antibody candidates for patients in need.

Cash, cash equivalents and current financial assets amounted to €173.4 million on June 30, 2017. The Company continues to run its business with a strict financial discipline. However, its burn rate is expected to increase significantly in the future as the Company advances the clinical development of its product candidate pipeline.

STATEMENT OF THE BOARD OF DIRECTORS

We hereby certify that, to the best of our knowledge, the unaudited condensed consolidated interim financial statements of argenx SE as of June 30, 2017, prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and total comprehensive loss of the Company and the undertakings included in the consolidation taken as a whole, and that the management report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board of Directors

Tim van Hauwermeiren, CEO

August 22, 2017

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.                 UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Year ended	Six months ended
(in thousands of €)	Note	December 31, 2016	June 30, 2017

ASSETS
Current assets
Cash and cash equivalents	4.6	89,897	75,533
Restricted cash	4.5	786	1,692
Research and development incentive receivables	4.1	163	163
Financial assets	4.4	6,831	97,896
Prepaid expenses	4.3	2,146	2,360
Trade and other receivables	4.2	1,970	4,265
Total current assets		101,793	181,909

Non-current assets
Restricted cash	4.5	1,149	244
Research and development incentive receivables	4.1	2,046	2,438
Financial assets		1	1
Property, plant and equipment		766	882
Intangible assets		17	12
Total non-current assets		3,979	3,577
TOTAL ASSETS		105,772	185,486

EQUITY AND LIABILITIES
Equity
Equity attributable to owners of the parent
Share capital	4.7	2,012	2,687
Share premium	4.7	126,358	218,878
Accumulated deficits		(72,492)	(80,687)
Other reserves	4.8	7,496	9,376
Total equity		63,374	150,254

Non-current liabilities		1	1
Provisions for employee benefits		1	1

Current liabilities		42,397	35,231
Trade and other payables		12,191	13,066
Current tax liabilities	4.9	0	597
Deferred revenue	4.10	30,206	21,568
Total liabilities		42,398	35,232
TOTAL EQUITY AND LIABILITIES		105,772	185,486

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

2.                 UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

		Six months ended June 30,
(in thousands of € except for shares and EPS)	Note	2016	2017

Revenue	5.1	5,656	22,448
Other operating income	5.2	1,317	1,436
Total operating income		6,973	23,884
Research and development expenses	5.4	(11,263)	(25,592)
General and administrative expenses	5.5	(3,063)	(5,045)
Operating loss		(7,353)	(6,753)
Financial income		39	9
Financial expenses		0	0
Exchange gains/(losses)		(42)	(854)
Loss before taxes		(7,356)	(7,598)
Income tax income/(expense)	4.9	0	(597)
TOTAL COMPREHENSIVE LOSS OF THE PERIOD		(7,356)	(8,195)

Weighted average number of shares outstanding		17,356,799	21,756,366
Basic and diluted loss per share (in €)		(0.42)	(0.38)

There are no non-controlling interests in the Group.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

3.                 UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Six months ended June 30,
(in thousands of €)	Note	2016	2017

CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES
Operating result		(7,353)	(6,753)
Adjustments for non-cash items
Amortisation of intangible assets		5	5
Depreciation and impairment of property, plant and equipment		145	210
Expense recognized in respect of share-based payments		1,135	1,880
		(6,068)	(4,658)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	4.2	(760)	(2,295)
(Increase)/decrease in other current assets		(2,392)	(1,120)
Increase/(decrease) in trade and other payables		366	875
Increase/(decrease) in deferred revenue	4.10	32,645	(8,638)

(Increase)/decrease in other non-current assets		(1,304)	513

Cash flows (used in) / from operating activities		22,487	(15,323)

Interests paid		0	0

NET CASH FLOWS GENERATED (USED IN) / FROM OPERATING ACTIVITIES		22,487	(15,323)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets		(21)	0
Purchase of property, plant and equipment		(628)	(326)
Investment in current financial assets	4.4	(13)	(91,065)
Disposal of current financial assets	4.4	0	0
Interest received		39	9

NET CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES		(623)	(91,382)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares	4.7	46,193	95,309
Transaction costs for equity issue		(1,611)	(2,114)

NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES		44,582	93,195

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		66,446	(13,510)

Cash and cash equivalents at the beginning of the period		35,514	89,897
Exchange gains/(losses)		(42)	(854)
Cash and cash equivalents at the end of the period		101,918	75,533

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.                 UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share	Share	Accumulated	Other	Total equity	Total equity
	capital	premium	deficit	reserves	attributable
				equity-	to owners
(in thousands of €)				settled	of the
				share-based	parent
				payment
				reserve

Balance at January 1, 2016	1,580	82,168	(51,118)	4,647	37,277	37,277
Total comprehensive loss of the period			(7,356)		(7,356)	(7,356)
Issue of share capital	424	45,769			46,193	46,193
Transaction costs for equity issue		(1,849)			(1,849)	(1,849)
Share-based payment				1,135	1,135	1,135

Balance at June 30, 2016	2,004	126,088	(58,474)	5,782	75,400	75,400
Balance at January 1, 2017	2,012	126,358	(72,492)	7,496	63,374	63,374
Total comprehensive loss of the period			(8,195)		(8,195)	(8,195)
Issue of share capital	675	94,634			95,309	95,309
Transaction costs for equity issue		(2,114)			(2,114)	(2,114)
Share-based payment				1,880	1,880	1,880

Balance at June 30, 2017	2,687	218,878	(80,687)	9,376	150,254	150,254

Please refer to note 4.7 for more information on the share capital and movement in number of shares. See also note 4.8 for more information on the share based payments.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

5.                 NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.         GENERAL INFORMATION ABOUT THE COMPANY

argenx SE (the Company) is a public company with limited liability incorporated under the laws of the Netherlands. The Company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands. An overview of the Company and its subsidiaries (the Group) are described in note 7.4.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2.         SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2017 have been prepared in accordance with IAS 34 ‘Interim financial reporting’, as adopted by the European Union (EU). The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and adopted by the EU.

The unaudited condensed consolidated interim financial statements have been approved for issue by the Company’s Board of Directors (the Board) on August 22, 2017.

The accounting policies adapted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those applied in the financial statements for the year ended December 31, 2016. New standards or interpretations applicable from January 1, 2017 do not have any significant impact on the unaudited condensed consolidated interim financial statements.

The Group began an impact analysis in view of the application of IFRS 15—Revenue from Contracts with Customers (IFRS 15), which is applicable for annual periods beginning on or after January 1, 2018. Under IFRS 15, companies need to apply a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met.

As the Group’s assessment of all contracts, potential performance obligations, and potential allocation of its revenue is still ongoing, the Group is not able at this stage to provide a final estimate of the impact of IFRS 15 on its consolidated financial statements. The Group plans to adopt IFRS 15 on the effective date.

All amounts herein are presented in thousands of €, unless otherwise indicated, rounded to the nearest € ‘000.

The condensed consolidated interim financial statements have been reviewed, but not audited, by our statutory auditor, Deloitte Accountants B.V.

The financial statements have been established assuming the Company is in a state of going concern.

3.         CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following areas are areas where key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

GOING CONCERN

The Group has incurred losses since its inception. On June 30, 2017, its unaudited condensed consolidated interim statement of profit and loss and other comprehensive income reflects a loss, and its unaudited condensed consolidated interim statement of financial position includes accumulated deficits. As of August 22, 2017, the Board has reviewed and approved the unaudited condensed consolidated interim financial statements and accounting standards. Considering the Company’s cash, cash equivalents and current financial assets of €173.4 million on June 30, 2017, the Board is of the opinion that it can submit the unaudited condensed consolidated interim financial statements prepared for the Group on a going concern basis.

Whilst the current cash position is sufficient for the Group’s immediate and mid-term needs, the Board pointed out that if the Company’s research and development activities continue to deliver added value, the Company may seek additional funding to support the continuing development of its portfolio of products or to be able to execute other business opportunities.

REVENUE RECOGNITION

For revenue recognition, the significant estimates relate to allocation of value to the separate elements in multiple element arrangements. With respect to the allocation of value to the separate elements, the Company is using the standalone selling prices or management’s best estimates of selling prices to estimate the fair value of the elements and account for them separately. Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met.

Upfront fees under collaboration or licensing agreements are recognized over the expected duration of the performance obligations thereunder, unless there is no continuous involvement required. Management estimates this period at the start of the collaboration and validates the remaining estimated collaboration term at each closing date.

MEASUREMENT OF SHARE-BASED PAYMENTS

In accordance with IFRS 2—Share-based Payment, the fair value of the options at grant date is recognized as an expense in the statement of profit and loss and other comprehensive income over the vesting period. Subsequently, the fair value recognized in equity is not re-measured.

The fair value of each stock option granted during the year is calculated using the Black-Scholes pricing model. This pricing model requires the input of subjective assumptions, which are detailed in note 4.8.

RECOGNITION OF DEFERRED TAX ASSETS

Deferred tax assets are recognized only if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future.

This judgment is made on an ongoing basis and is based on budgets and business plans for the coming years, including planned commercial initiatives.

Since inception, the Group has reported losses, and consequently, the Group has unused tax losses. The deferred tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that deferred tax assets should be recognized. Therefore, management has concluded that deferred tax assets should not be recognized as of June 30, 2017.

4.         NOTES RELATING TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

4.1       RESEARCH AND DEVELOPMENT INCENTIVE RECEIVABLES

On June 30, 2017, the Group has recorded a tax receivable of €2.6 million, compared to €2.2 million on December 31, 2016, in relation with a research and development incentive tax scheme in Belgium under which research and development incentives can be refunded after five years if not offset against future income tax expense. The Group’s research and development incentives are recorded in other operating income (see note 5.2) in the unaudited condensed consolidated interim statement of profit and loss and other comprehensive income. These amounts are expected to be gradually reimbursed in cash as from 2018 onwards.

4.2       TRADE AND OTHER RECEIVABLES

The trade and other receivables are detailed below:

	Year ended	Six months ended
(in thousands of €)	December 31, 2016	June 30, 2017

VAT receivable	278	617
Trade receivables	1,118	2,783
Interest receivable	6	0
VLAIO grant receivable	568	865
	1,970	4,265

The nominal amounts of all trade and other receivables approximate their respective fair values.

The VAT receivable relates to VAT amounts to be recovered in the second half of 2017.

Trade receivables correspond to amounts invoiced to the collaborators or strategic allies of the Group. No trade receivables were impaired on June 30, 2017. The Flanders Innovation and Entrepreneurship (VLAIO) grant receivable consists of earned income from government grants for which no payments have been received but for which the relating expenditures have been incurred. For more information on the Flanders Innovation and Entrepreneurship Agency grants to receive see note 5.2.

4.3       PREPAID EXPENSES

The prepaid expenses on June 30, 2017 amount to €2.4 million, compared to €2.1 million on December 31, 2016. €1.1 million of the prepaid expenses relate to a license fee paid to a third party involved in the license agreement signed with AbbVie in April 2016. The amount is recognized as an expense in the profit and loss statement over the period of the agreement.

4.4       CURRENT FINANCIAL ASSETS

On June 30, 2017, the current financial assets amounted to €97.9 million and correspond to:

•                 Financial instruments in the form of money market funds with a recommended maturity of six months. These funds are highly liquid investments and can be readily converted into a known amount of cash, but because of their historical volatility these funds cannot be classified as cash and cash equivalents. Values recognized on the balance sheet are the fair values. Please also refer to note 6.1 for more information on the financial instruments.

•                 A USD term account with a maturity of six months.

4.5       RESTRICTED CASH

On June 30, 2017, the Group had a total amount of €1.9 million of restricted cash. This amount is split as follows:

•                 A non-current part for an amount of €0.2 million with a long-term maturity (more than 12 months) and relating to a deposit guarantee related to the lease agreement for the laboratory and offices of the Company.

•                 A current part for an amount of €1.7 million with a short maturity and relating to an escrow account with a third party involved in the collaboration with AbbVie. This escrow account will be released to the Group or to the third party under certain conditions after the completion of the work plan of the collaboration agreement with AbbVie.

4.6       CASH AND CASH EQUIVALENTS

On June 30, 2017, cash and cash equivalents amounted to €75.5 million, compared to €89.9 million on December 31, 2016 and included (i) cash on hand and (ii) deposits held at call or short-term maturity with different banks.

4.7       SHAREHOLDERS’ CAPITAL

Roll forward of number of shares outstanding:

Number of shares outstanding on December 31, 2016
20,126,479

U.S. initial public offering on Nasdaq on May 17, 2017	5,865,000

Over-allotment option exercised by underwriters on May 19, 2017	879,750

Number of shares outstanding on June 30, 2017	26,871,229

NEW SHARES ISSUED DURING 2017

On May 17, 2017, argenx SE offered 5,865,000 of its ordinary shares through an initial public offering in the United States (the Offering) in the form of ADSs at a price to the public of $17.00 per ADS, before underwriting discounts and commissions and offering expenses. The ADSs are evidenced by American Depositary Receipts (ADRs), and each ADS represents the right to receive one ordinary share. The ADSs are listed on the NASDAQ Global Select Market under the symbol “ARGX.”

On May 19, 2017, the underwriters of the Offering exercised their over-allotment option to purchase 879,750 additional ADSs in full.

argenx SE received €102.1 million of gross proceeds from the Offering, decreased by €9.6 million of underwriter discounts and commissions, and offering expenses, of which €8.9 million has been deducted from equity. The total net cash proceeds from the Offering amounted to €92.5 million.

The Offering and exercise of the underwriters’ over-allotment option resulted in a total of 26,871,229 ordinary shares with a nominal value of €0.1 per share outstanding on June 30, 2017. All shares were issued, fully paid up and of the same class. The authorized unissued share capital of the Company amounts to €0.1 million divided into 1,305,842 million ordinary shares.

4.8       SHARE-BASED PAYMENTS

The Company has a stock option scheme for the employees of the Company and its subsidiaries. In accordance with the terms of the plan, as approved by shareholders, employees may be granted options to purchase ordinary shares at a specified exercise price per ordinary share, as set forth below.

The total number of stock options outstanding on June 30, 2017 totals 2,411,803 (December 31, 2016: 2,293,636). No stock options are expired, and no stock options have been exercised in the six months ended June 30, 2017. A total of 2,369 stock options were forfeited in the six months ended June 30, 2017.

The stock options are granted to employees, consultants and directors of the Company and its subsidiaries. The stock options have been granted free of charge. Each employee’s stock option converts into one ordinary share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The stock options granted vest, in principle, as follows:

•          1/3rd of the stock options granted will vest on the first anniversary of the granting of the stock options, and

•          1/24th of the remaining 2/3rd of the stock options granted will vest on the last day of each of the 24 months following the month of the first anniversary of the granting of the stock options.

No other conditions are attached to the stock options.

The following share-based payment arrangements were in existence during the current and prior years and which are exercisable at closing of each period presented:

Expiry date		Outstanding stock options on
	Exercise price per stock option (in €)	December 31, 2016	June 30, 2017

2020	3.95	112,738	112,738
2021	3.95	3,800	3,800
2023	2.44	360,787	360,787
2024	2.44	169,926	169,926
2024	3.95	55,746	55,746
2024	7.17	522,500	522,500
2024	2.44	83,820	83,820
2025	11.44	39,000	39,000
2025	10.34	3,000	3,000
2025	9.47	235,733	235,514
2026	11.38	60,000	60,000
2026	11.47	283,360	282,310
2026	14.13	363,226	362,126
2027	18.41	0	120,536

	Total	2,293,636	2,411,803

The fair market value of the stock options has been determined based on the Black and Scholes model. For grants before 2016, the expected volatility in the model is based on the historical volatility of peer companies and historical volatility of the Group since its IPO in order to have sufficient relevant data. For grants as from 2016, the Group considers historical volatility of the argenx share price on Euronext.

Below is an overview of the parameters used in relation to the new grants:

Stock options granted in
June 2017

Number of options granted	120,536
Average fair value of options (in €)	8.34
Share price (in €)	18.37
Exercise price (in €)	18.41
Expected volatility	36.6%
Average expected option life (in years)	10
Risk-free interest rate	0.61%
Expected dividends	0%

The total share-based payment expense recognized in the unaudited condensed consolidated interim statement of profit and loss and other comprehensive income totals €1.9 million for the six months ended June 30, 2017, compared to €1.1 million for the six months ended June 30, 2016.

4.9       CURRENT TAX LIABILITY

As part of its business restructuring, as described in the section of the Company’s Prospectus titled “Overview of Our Restructuring and Anticipated Redomiciliation,” pp. 165–168, the Group transferred the legal ownership of its intellectual property rights from the Dutch argenx SE to its wholly owned Belgian subsidiary, argenx BVBA effective as of January 1, 2017. The tax consequences of this transaction for argenx SE have been agreed with the Dutch tax authorities on March 23, 2017, and relate to:

(i)	the arm’s length compensation for the Company being fixed at €79.9 million; and
(ii)	the right to offset the full amount of the Company’s tax loss carry forward of €77.5 million against this compensation.

Hence, the business restructuring has resulted in a taxable amount for argenx SE of €2.4 million subject to a Dutch corporate income tax rate of 25%, or a tax amount of €0.6 million. The final 2017 taxable amount for argenx SE will depend on its 2017 profit or loss result.

For the same business restructuring, there is also a tax ruling pending in Belgium, and if approved as currently proposed the restructuring will result in additional tax deductible costs for argenx BVBA of €79.9 million. The Group cannot assure that it will obtain the tax ruling from the Belgian tax authorities, and it may not be allowed to treat the aforementioned amount as a tax deductible cost in the Belgian subsidiary.

4.10     DEFERRED REVENUE

Deferred revenue relates to cash received from collaboration and strategic alliances prior to completion of the earnings process.  On June 30, 2017, deferred revenue amounts to €21.6 million compared to €30.2 million on December 31, 2016, and includes €20.5 million related to the upfront payment received from AbbVie in April 2016 and €1.0 million related to the upfront payment received from LEO Pharma in May 2015. These payments are recognized as revenue over the estimated duration of the Group’s involvement in the research and development programs provided for under the terms of the agreements.

5.         NOTES RELATING TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

5.1       REVENUE

	Six months ended June 30,
(in thousands of €)	2016	2017

Upfront payments	2,499	8,664
Milestone payments	500	9,677
Research and development service fees (FTE)	2,657	4,107
Total	5,656	22,448

For 2016 and 2017, the majority of the revenue was generated under the agreements with AbbVie, LEO Pharma and Shire. These agreements comprise elements of upfront payments, milestone payments based on development criteria, and research and development funding on an agreed full-time equivalent (FTE) basis.

The upfront payments recognized in 2017 correspond principally to the partial recognition in revenue over the period of the upfront payment received following the Company’s entry into collaboration agreements with AbbVie in April 2016, with LEO Pharma in May 2015, and with Shire in February 2012. These payments are recognized as revenue over the estimated period of the Group’s continuing involvement in the research and development activities provided for under the terms of these agreements.

The milestone payment of €9.7 million recognized in 2017 relates to payments received under the AbbVie and LEO Pharma collaborations.

The research and development service fees (FTE) correspond to FTE payments received under the collaboration agreements of €2.7 million from LEO Pharma, €1.1 million from Shire, and €0.3 million from Staten Biotechnology B.V. (Staten).

5.2       OTHER OPERATING INCOME

	Six months ended June 30,
(in thousands of €)	2016	2017

Grants	515	327
Research and development incentives	265	392
Payroll tax rebates	537	717
Total	1,317	1,436

GRANTS

The Flanders Innovation and Entrepreneurship Agency (VLAIO) provided the Group with several grants.

On June 30, 2017, the situation of the grants received by the Group reflects the expenses incurred by the Group in the various research and development projects sponsored by the Flanders Innovation and Entrepreneurship Agency (VLAIO). No new government grants have been granted to the Group, nor have any existing government grant contracts with the Group been amended in the six months ended June 30, 2017.

No conditions related to the above government grants are unfulfilled, nor are there any contingencies related thereon at the date of the approval of these financial statements, except for those described in note 7.2 of this report.

OTHER INCENTIVES

Research and developments incentives

The Group has accounted for a tax receivable of €0.4 million in the six months ended June 30, 2017, compared to €0.3 million in the six months ended June 30, 2016, following a research and development tax incentive scheme in Belgium according to which the incentive will be refunded after a five-year period, if not offset against the taxable basis over the period (see also note 4.2).

Payroll tax rebates

The Group received €0.7 million in payroll tax rebates during the six months ended June 30, 2017, compared to €0.5 million during the six months ended June 30, 2016, as a reduction in withholding income taxes for its highly-qualified personnel employed in its research and development department.

5.3       SEGMENT REPORTING

The Group operates from Belgium and the Netherlands. Revenues are generated by clients geographically located as shown in the table below. In the table next to this, it is indicated where the non-current assets from the Group are situated.

	Revenue from external customers
			Non-current assets
	Six months ended	Six months ended	Year ended	Six months ended
(in thousands of €)	June 30, 2016	June 30, 2017	December 31, 2016	June 30, 2017

Netherlands	269	284	1	1
Belgium	0	0	3,978	3,576
Germany	311	0	0	0
Denmark	1,716	4,213	0	0
Switzerland	1,610	1,574	0	0
Luxembourg	1,727	16,351	0	0
United States	23	26	0	0
Total	5,656	22,448	3,979	3,577

Information about major clients:

From the total €22.4 million revenue as of June 30, 2017 (€5.7 million as of June 30, 2016), €16.4 million (€1.7 million as of June 30, 2016) come from the Group’s largest client, €4.2 million (€1.7 million as of June 30, 2016) from its second largest client and €1.6 million (€1.6 million as of June 30, 2016) from its third largest client.

5.4       RESEARCH AND DEVELOPMENT EXPENSES

	Six months ended June 30,
(in thousands of €)	2016	2017

Personnel expenses	4,224	6,517
Depreciation and amortisation	150	216
External research and development expenses	5,320	14,652
Materials and consumables	561	847
Other expenses	1,008	3,360
	11,263	25,592

Research and development expenses increased by €14.3 million to €25.6 million for the six months ended June 30, 2017, from €11.3 million for the six months ended June 30, 2016. This increase is mainly related to:

•                  Increased personnel expenses (including expenses related to share-based payments) of €2.3 million, mainly explained by an increase in the number of FTEs and increased expenses in respect of share-based payments;

•                  An increase of €9.3 million with respect to external research and development expenses as the Group advances the clinical development of ARGX-113 and ARGX-110 and other preclinical and discovery stage product candidates; and

•                  Other expenses, which increased by €2.4 million primarly due to the partial recognition as expense of a license fee paid to a third party involved in the collaboration agreement signed with AbbVie in April 2016.

5.5       GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,
(in thousands of €)	2016	2017

Personnel expenses	999	2,217
Consulting fees	1,555	1,784
Supervisory board	111	263
Office costs	398	781
	3,063	5,045

General and administrative expenses amounted to €5.0 million for the six months ended June 30, 2017 and increased by €2.0 million compared to the six months ended June 30, 2016. The increase primarily resulted from higher personnel expenses, office costs and consulting fees incurred to support our growth and prepare the Company to become and operate as a Nasdaq-listed company.

6.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

6.1       OVERVIEW OF FINANCIAL INSTRUMENTS

	At December 31, 2016		At June 30, 2017
(in thousands of €)	Carrying amount	Fair value	Carrying amount	Fair value

Non-current financial assets	1	1	1	1
Current financial assets	6,831	6,831	97,896	97,896
Financial assets	6,832	6,832	97,897	97,897

Trade and other receivables	1,970	1,970	4,265	4,265
Cash and bank balances	89,897	89,897	75,533	75,533
Non-current restricted cash	1,149	1,149	244	244
Current restricted cash	787	787	1,692	1,692
Loans and receivables	93,803	93,803	81,734	81,734

Total financial assets	100,635	100,635	179,631	179,631

Provision for employee benefits	1	1	1	1
Trade and other payables	12,191	12,191	13,066	13,066
Financial liabilities at amortized cost	12,192	12,192	13,067	13,067

Total financial liabilities	12,192	12,192	13,067	13,067

Financial assets:

•                  non-current financial assets: please refer to note 4.3 of the Company’s Annual Report of 2016. These positions are reviewed at year end (level 3).

•                  current financial assets constitute of:

o                collective investment funds in € and $ that are not considered as cash equivalents and for which the underlying investments concern bonds and other international debt securities. The average credit rating of the underlying instruments is BBB. The maximum exposure to credit risk is the carrying value at reporting date. These investment funds are recognized at fair value in the Group’s financial statements (level 1). The fair value corresponds to the quoted market price and can therefore be classified as a level 1 fair value measurement. The net asset value (NAV) of the funds is available on a daily basis. Any difference between amounts invested and fair value at reporting date is taken in P/L; and

o                a USD term account with a maturity of six months. This term account is held at a bank which is independently rated with a minimum rating of ‘A’.

Loans and receivables:

•                  trade and other receivables (please refer to note 4.2 for more information and to note 6.2 below for the credit risk);

•                  cash and cash equivalents (please refer to note 4.6 for more information and to note 6.2 below for the credit risk); and

•                  restricted cash (please refer to note 4.5 for more information).

Financial liabilities:

Due to the current nature of the financial liabilities, the nominal value of all financial liabilities presented above approximates their fair value.

Fair value hierarchy:

The Group carried the following assets at fair value on December 31, 2016 and June 30, 2017 respectively.

(in thousands of €)	At December 31, 2016
	Level 1	Level 2	Level 3
Non-current financial assets	0	0	1
Current financial assets	6,831	0	0
Assets carried at fair value	6,831	0	1

(in thousands of €)	At June 30, 2017
	Level 1	Level 2	Level 3
Non-current financial assets	0	0	1
Current financial assets	97,896	0	0
Assets carried at fair value	97,896	0	1

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•                  Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•                  Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•                  Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

During the period, no transfers occurred between the applicable categories. Given the insignificant value of the Group’s assets categorized as Level 3, the additional Level 3 disclosures have been omitted.

6.2       RISKS

The Group’s activities expose it to a variety of financial risks: market risk (including currency, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Annual Report of the Group for the year ended December 31, 2016, as supplemented by the section of the Prospectus titled “Risk Factors,” pp. 15–75.

During the six months ended 2017, there have been no significant changes in the risk profile of the Group, nor is the risk profile of the Group expected to change in the second half of 2017. However, the Group’s actual results may differ materially from those predicted as a result of various important factors, including its expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; its reliance on collaborations with third parties; estimating the commercial potential of its product candidates; its ability to obtain and maintain protection of intellectual property for its technologies and drugs; its limited operating history; and its ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates.

7.         OTHER DISCLOSURES

7.1       RELATED PARTY TRANSACTIONS

Amongst the shareholders of the Company, there are several minority investors and venture capital funds that individually do not hold a significant influence on the Company. Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated through consolidation and are not disclosed in this note. There were no significant transactions with related parties during the six months ended June 30, 2017, other than compensation of key management personnel. The unaudited condensed consolidated interim financial statements do not include all related party transaction disclosures required in the annual financial statements and should be read in conjunction with the Annual Report of the Group for the year ended December 31, 2016, as supplemented by the description of related party transactions in the Prospectus, pp. 192–194.

7.2       CONTINGENCIES

The Group is currently not facing any outstanding claims or litigations that may have a significant adverse impact on the Group’s financial position.

As described in note 5.2 the Group has received several types of government grants which are granted subject to a certain number of conditions that need to be met at grant date and in the future. The Group recognizes grant income from Belgian and Flemish grant bodies when all contractual conditions are met. These government institutions may however subsequently perform an audit which may result in a (partial) claw back of the grant. The Group deems that the claw back risk is remote in view of the continuous monitoring of the contractual conditions. Currently, the Group has fulfilled all the existing conditions relating to the recognition of its grant income. Contracts with these grant bodies also typically include clauses that define the need for future validation of the project results after completion of the initial grant term during which the subsidized expenses or investments have been incurred and for which the grant was earned. Should this validation not occur or be deemed inadequate, the grant bodies have the right to reclaim funds previously granted.

7.3       CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of June 30, 2017, there were no commitments signed for the acquisition of property, plant and equipment or intangible assets. The operating lease commitments are listed in the table below.

	Year ended	Six months ended
(in thousands of €)	December 31, 2016	June 30, 2017

Less than 1 year	915	933
1-3 years	1,159	791
3-5 years	24	46
More than 5 years	0	0
	2,098	1,770

The Group has a lease plan for the Company’s cars with maturity dates up to four years.

The Group also signed a lease agreement in March 2016 for new laboratory and office space in Zwijnaarde, Belgium. The lease agreement is for a period of nine years starting from April 1, 2016, with the possibility for each party to unilaterally terminate the lease by giving notice of at least 12 months in advance at the occasion of the third and sixth anniversary of the agreement.

For its offices in the Netherlands, the Group has a lease agreement renewable on an annual basis.

No purchase options are in effect under the lease agreements described above.

On June 30, 2017, the Group has contractual obligations with its manufacturing contractor Lonza Sales AG for an amount of €2.0 million.

7.4       OVERVIEW OF CONSOLIDATION SCOPE

The parent company, argenx SE, is domiciled in the Netherlands. The Company, as of June 30, 2017, has one (Belgian) subsidiary, argenx BVBA, which carries out the research and development activities of the Group and holds its intellectual property rights.

Details of the Group’s subsidiary at the end of the six months ended June 30, 2017 are as follows:

Name	Registration	Country	Company ownership	Main activity
	number		percentage

argenx BVBA	0818292196	Belgium	100.00%	Biotechnical research on drugs and pharma processes

7.5       EVENTS AFTER THE BALANCE SHEET DATE

•      On July 7, 2017, argenx presented full data from ARGX-111 Phase Ib study in patients with advanced cancers over-expressing the MET protein.

4.            REPORT OF THE STATUTORY AUDITOR

Review report

To: the Shareholders and Board of Directors of argenx SE

Introduction

We have reviewed the accompanying condensed consolidated interim financial information of argenx SE, Breda, which comprises the statement of financial position as at June 30, 2017, the statements of profit and loss and other comprehensive income, changes in equity, and cash flows for the period of six months ended June 30, 2017, and the notes. Management is responsible for the preparation and presentation of this condensed interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at June 30, 2017, is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Eindhoven, August 22, 2017

Deloitte Accountants B.V.

P.J.M.A. van de Goor